February 15, 2013

Pamela А. Long,

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Trio Resources, Inc. (formerly “Allied Technologies Group, Inc.”)
Form 8-К
Originally Filed December 17, 2012
File No. 333-178472

Dear Ms. Long:

Trio Resources, Inc. (“we” or the “Company”) submits this letter in response to the comment letter received from the Commission's staff by email dated January 11, 2013, in connection with the Company's filing on Form 8-K filed on December 17, 2012. We have reproduced below the full text of the Staff's comment in italics, followed by our response.

General

1.          Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: We note this comment and have revised disclosure throughout the filing, as appropriate.

2.          We note your disclosure on page 3 that the Company has filed a Certificate of Amendment of its Articles of Incorporation to change its name from Allied Technologies Group, Inc. to Trio Resources, Inc. If the name change is effective, then please revise the name on your cover page.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

Response: We have changed the name on the cover page and made the appropriate filings via EDGAR.

3.          Please review the disclosure throughout and ensure that you identify the source(s) for the information you provide. In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management's belief or another source. For example, on page 7 you state that your above ground materials contain an average of 40 ounces of silver for every ton. Further, on page 9 you state that "[n]o mine in the Cobalt area ever used computerized modeling or used advanced techniques to define ore reserves." Where such information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable.

Response: We have revised the disclosure throughout in order to provided sources and references, where applicable, and to clarify where statements are based solely on management’s beliefs or estimates. For example on page 7, under the “Business Model” section, we have indicated that the Concentrate material (40 oz of silver per ton) is based on assay results from Activation Laboratories Ltd., and have provided the respective date of the assay and disclosure regarding the related sampling procedures.

Description of Business, page 7

4.          Please disclose the specific exploration initiatives Trio has been engaged in since inception.

Response: We have provided additional disclosure regarding the exploration initiatives that have been performed by Trio since its inception. Please see the “Corporate History & Background” and “2012 Drilling Program” sections beginning on page 7 of the revised Form 8-K.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

5.          Please disclose what constitutes a "going public" transaction for purposes of the consulting agreement with Seagel Investment Corp. and describe the consulting services.

Response: We have provided the definition of “going public” in the “Business History” section on page 7 of the revised Form 8-K:

“For the purposes of the Seagel Investment Corp. agreement ‘going public’ shall mean any method or transaction whereby the business of Trio becomes public by way of stock exchange listing of its common shares or reverse merger.”

Business Model. page 7

6.          Please disclose whether you have any agreements with refiners and file all agreements as exhibits. As applicable, please disclose the material terms of these agreements.

Response: We have provided expanded disclosure of the Business Model on page 7 and confirm that as of the time of filing we do not have any agreements in place with refiners or other off-takers.

7.          Please substantially revise your disclosure to explain clearly how you will carry out your business activities and work toward revenue generation. For example, describe the specific steps, costs, need for capital raising, employees, equipment, and agreements with other parties necessary to pursue your business plan.

Response: We have provided expanded disclosure on how we plan to carry out our business activities. Please see the “Business Model” section and “Drilling Program” section on pages 7-8:

“Currently, the small milling facility consists of a small capacity ball mill and a gravitational separation table, which is utilized to separate the value metals and minerals from waste material. We will implement further crushing, screening, and separation equipment upon the upgrade of the milling facility. Based on management’s estimates of the value of the mineralized material that is currently above ground and available for processing, they believe that initiating processing operations is warranted. Having commenced its processing and milling, Trio has effectively become a small processor.

There are currently four employees at the property who have been involved in retrofitting the equipment and its housing facility in order to make both fit for operations, and who will be operating the mill. Shipments would be expected to be processed periodically, based on a minimum of one ton of milled or bulk-feed material having been accumulated. Once shipments and agreements with refiners have demonstrated consistency, the management of Trio believes that shipments would be made weekly. The Company is currently in negotiations with refiners who would be willing to purchase our concentrate material, as-is, or to refine and smelt our milled material upon our in-house processing. As of December 14, 2012, the Company has not completed any shipments of its materials to a refiner or off-taker.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

Trio has plans to expand the processing capacity once it has secured additional capital, and has completed multiple shipments with at least one refiner. Trio is exploring the opportunity to run more than one shift per day to increase the revenue opportunities of the business. The costs associated with the construction of a larger mill are currently anticipated to be approximately $1,000,000 plus cost of installation, and will take approximately 4 months lead time. In addition, implementing the larger mill will require upgrading our electrical system from 200amps to 600amps, upgrading our piping systems, coordinating anchoring the mill to the bedrock underneath the main building, as well as additional minor retrofits and adjustments to accommodate the mill’s function needs. Accordingly, the cost of installation, including all associated engineering and permitting costs, are anticipated to be approximately $1,000,000. There can be no assurance that such cost estimates will prove to be accurate. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. The Company would require external funding for any such expansion. There can be no assurance that the Company will secure such financing on acceptable terms or at all.

The implementation of a larger mill would significantly increase both our output and efficiency, while only marginally increasing our relative operating expenses. The capacity of the larger mill will enable us to increase the frequency and size of shipments to refiners, thereby generating higher revenues. Our aim is that the positive revenues generated through our milling operations will enable us to fund our exploration program, and continue to pursue viable targets.”

8.          We note you discuss ore quantities of 4,000 tons with an average quality or grade of 40 ounces of silver in this section. Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Prior to declaring reserves, your company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average commodity price for your economic analysis and you should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. Please revise your filing accordingly, explaining the basis for these quantity and quality estimates using the appropriate descriptions or remove these estimate from your filing.

Response: In compliance with the prescriptive meaning defined in SEC Industry Guide 7, we have eliminated the use of terms “ore” and “reserves” throughout the revised Form 8-K, and have replaced instances of the terms with the non-prescribed term “mineralized material”. We have also provided disclosure as to how the volumes of material and quality have been ascertained and calculated, as well as cautionary language regarding such terms. Please refer to the “2012 Drilling Program” section on page of the revised Form 8-K.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

9.          We also note that you refer to 4,000 tons of material as a concentrate, along with additional 16, 000 tons of primary crushed material, and a bulk sample of an additional 16,000 tons which was collected in 2012. In addition we note you disclose a muck pile with 910,000 tons of ore, and a tailings pond with 347,870 tons of ore. Please modify your filing explaining how and why these different material quantities were collected, processed, and how the tonnage and grades were determined. Please describe how your concentrate was processed, the associated recoveries, and other appropriate factors.

Response: All of this mineralized material was above ground when the property was purchased in May 2012. Most of the material was the result of mining activity which had previously taken place on the property, dating back to as early as 1904 until the mid 1980’s, when Agnico Eagle closed its silver mining operation in the area. Please refer to our discussion of the various grades of material in the “Business Model” section on page 7 of the revised Form 8-K.

10.         Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response: Throughout the document and in the “Business Model” section we have outlined our procedures for core and bulk sampling, and the means through which we obtain our assay results, which, in conjunction with historical data (which is referenced in the amended filing), provide the basis for our mineral content estimates. Please refer to the “Business Model” section on page 7 of the revised Form 8-K:

“Insofar as we are an early stage company, we are still in the process of finalizing our QA/QC protocols and procedures. Currently, we collect grab samples of our product, which we then proceed to crush, and send off to Activation Laboratories, Ltd. for sampling. Many of our estimates rely of information and assays provided by the previous owner, some of which has not been back-tested against internal estimates and MRI data. Accordingly, the previous owner’s estimates may not have been verified and may be unreliable.”

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

11.         Please provide the basis for preparing the mineral estimates in your Form 8-К in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

Response: We are not a reporting issuer in Canada. The mineral estimates in the Form 8-K were not prepared in accordance with Canadian securities laws. We have added cautionary disclosure in the forepart of the revised Form 8-K in this regard.

Corporate History & Background, page 7

Ore Inventory and Tailings, page 8

Plan of Operations, page 19

12.         We note you intend to process your reserves, referenced as the muck pile and tailings, in this section. Please note mineral reserves for a mineral property may not be designated unless:

•             Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•             Historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

•            The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Response: We have expanded our disclosure throughout the revised filing in order to comply with the above comment. Specifically, we have inserted additional cautionary language in the forepart of the filing:

“The property that we have acquired is without known reserves, we currently undertake no mining operations and our proposed program is exploratory in nature. We have not obtained a “final” or “bankable” feasibility study (as defined under the SEC’s Industry Guide 7 (“Guide 7”)) nor a technical report under Canada’s National Instrument 43-101 (“NI 43-101”). Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price must be used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.” ;

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

Insofar as the property we acquired has historically operated as a producing mine, there was residual material above ground on the property at the time of purchase. This material includes the Muck Pile and Tailings Pond. We have expanded the disclosure to discuss why management believes this residual material has value, and have outlined out plans for monetizing our materials in “Description of Business” section on page 7:

“Trio plans to monetize its existing above-ground assets by way of: (i) selling our bulk concentrate to refiners as-is (without requiring further processing on the part of the Company); (ii) further processing our concentrate via gravitational separation in order to yield a higher concentrate material which we would market (as ready for smelting) to a broader range of refiners than with option (i); and (iii) millings our additional mineralized material to be marketable via options (i) or (ii). To date, we have commenced marketing our bulk-concentrate material via option (i), through selling it to a refiner, as-is. Subject to financial and/or revenues generated through our processing, we plan to commence an exploration program in May 2013.”

The volume of the Muck Pile has been estimated by management and the material in the Tailings Pond has been estimated in an independent report which is referenced in the revised Form 8-K on page 7

Competition, page 8

13.         Please expand your discussion of the competitive conditions in your industry, including an estimate of the number of competitors and a more specific discussion of the Company's competitive position.

Response: We have a particular point of difference from traditional junior exploration companies, whose operations are solely focused on the exploration and development of their property. Insofar as we have the ability to process existing above ground mineralized material on-site, we have the capability to operate as a small producer, with the possibility of generating revenue on an ongoing basis. Our ability to process mineralized material internally limits the number of companies who would qualify as our competitors. We have searched the listings on the Toronto Stock Exchange and discovered only one other company operating in the same geographic area as Trio. We have provided the other company’s details in the revised Form 8-K. Please refer the “Competition” section on page 8.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

“The mining industry is highly competitive in all its phases. The Company competes with a number of Canadian and foreign companies which are more mature or in later stages of production. These companies may possess substantially greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors. There can be no assurance that our acquisition, exploration and development efforts will succeed in the future.

In addition, given that Trio is a small processor with an existing ability to process its own mineralized material, Trio also competes against small processors with mineral resource properties, such as Barigus Gold Corp. This company has mineral resource properties, as defined by Canada’s NI 43-101, in Ontario and Saskatchewan, and it has its own milling operation.”

Properties, page 9

14.         Please disclose the following information for each of your properties:

•             The nature your ownership or interest in the property.

•             A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•             Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•             An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•             Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•             The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•             The area of your claims, either in hectares or in acres.

•             Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response: We have provided the information requested. Trio owns the property reference throughout the filing. In addition, Trio owns two patented claims, which cover the entirety of our property. Please refer to the “Properties” section on page 9 of the revised Form 8-K, as well as “The Duncan-Kerr Project” Section on page 8:

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

As part of the assets included in the Purchase Agreement, Trio acquired 94 acres of land, including two contiguous mining claims, located approximately 3 kilometers from the town of Cobalt, Ontario. The Company’s two contiguous mining patents provide mineral rights which cover the 94 acre area (38 hectares). As patented claims, the mining patents convey surface and mineral exploitation rights of our property indefinitely.

15.         We note you intend to place your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a risk factor to your filing stating you are not basing your production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

Response: We have provided disclosure around management’s decision to proceed in processing the above ground mineralized material, notwithstanding that neither a feasibility or pre-feasibility study was completed. We have reviewed the risks disclosure to ensure that proper risks are presented. We have adjusted our filing accordingly, disclosing the aforementioned risk factors in both the “Business Model” section on page 7 and the “Risk Factors” section on page 13 of the revised Form 8-K:

“It should further be stated that we are not basing our production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate our economic and technical viability. Accordingly, there is increased uncertainty with regard to specific economic and technical risks of failure associated with our production decisions.”

16.         Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•             The location and means of access to your property, including the modes of transportation utilized to and from the property.

•              Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•              A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•             A description of any work completed on the property and its present condition.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

•              The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•             A description of equipment, infrastructure, and other facilities.

•             The current state of exploration of the property.

•             The total costs incurred to date and all planned future costs.

•             The source of power and water that can be utilized at the property.

•             If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Response: We have reviewed SEC Industry Guide 7 and revised the disclosure throughout the Form 8-K accordingly. Please refer to the “Properties” section on page 9 of the revised Form 8-K:

“As outlined in the Purchase Agreement, Trio owns the Duncan Kerr Property (the “Property), and has full rights and claims to the Property, which is comprised of the following parcels of land (and all structures and equipment on or associated with such parcels):

Property Parcel 1:

PT E. 1/2 OF N 1/2, LOT 3, CON 4, Coleman Township, District of Temiskaming, Ontario, Canada.

Patented Claim #1831NND

Property Parcel 2:

SW 1/4 OF N 1/2, LOT 3, CON 4, Coleman Township, District of Temiskaming, Ontario, Canada.

Patented Claim #3694NND

The Property is located approximately 3 km southeast of the town of Cobalt, Ontario in Coleman Township.  A well maintained municipal road and power line service the Property. The Property is bounded by UTM NAD83 Z17T coordinates 365720E to 381170E and 5081510N to 5095375N.  The Property consists of 2 contiguous mining patents totaling 38 ha (94 acres) in area. Trio holds both the surface and mineral rights to both of these claims.

The Duncan Kerr Property is located within the Cobalt Embayment in the Southern Province of the Canadian Shield. The oldest rocks on the Property are Archean mafic volcanics that have been intruded by several lamprophyre dykes. These rocks have been unconformably overlain by Proterozoic age Huronian sediments. A large south-southeast dipping Nipissing diabase sill intrudes the Archean mafic volcanics and Huronian sediments. This sill is part of a domed Nipissing diabase sheet that is also exposed to the north of the property and dips towards the north. Most of the silver deposits in the Cobalt Camp (>450Moz Ag) are located proximal to the Huronian-Archean unconformity and are spatially associated with the Nipissing diabase sills. Most of the historical production has been within 200m of the contacts of the diabase, making the geology on the Duncan Kerr Property a favorable setting for silver mineralization. This is supported by the historical production on the Property by the Kerr Lake and Lawson Mines that have combined produced estimates >30,000,000 oz of silver (Ag). (“Sabina, Ann P., 2000. Rocks and Minerals for the Collector: Cobalt-Belleterre-Timmins, Ontario and Quebec, GSC. Miscellaneous Report 57, 266 p.”; “Ontario Dept. of Mines, 1968, MRC No.10, Silver Cobalt Calcite Vein Deposits of Ontario, by A.O.Sergiades”, “http://www.mindat.org/article.php/1398/Exploring+Cobalt+The+Historic+Silver+Capital+of+Canada”)

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

In 2012, Trio had completed five (5) diamond drill holes to depths up to 187 feet.   Also, several trenches, totalling 200m2 in area, were completed using an excavator.  Further, one trench was also blasted to expose mineralization that was outcropping at surface.  All of the exploration work completed by Trio was exploratory in nature.  At present, no known reserves are present on the Property.”

17.         Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post- Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation 5-K would generally require maps and drawings to comply with the following features:

•             A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•             A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•             A north arrow.

•             An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•             A title of the map or drawing, and the date on which it was drawn.

•              In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: We have included the required map on page 9 of the revised Form 8-K.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

Government Regulation, page 9

18.         Please discuss the specific effect of existing or probable governmental regulations on your business, including anticipated costs of compliance.

Response: We have included a summary of the principal regulations that affect our operations. We are currently operating at a level well below the threshold whereby reporting is required. We are in regular communication with the relevant government agencies who govern our operations, and will coordinate the future expansion of our processing under their jurisdiction. We have identified the estimated costs of compliance. Please refer to pages 9 and 18 of the revised Form 8-K:

“The current regulations that have a direct impact on the operations of Trio are the MMER (“Metal Mining Effluent Regulations”) and EPA Ontario Regulation 560/94 (“Effluent Monitoring and Effluent Limits–Metal Mining Sector”). The application of these regulations are triggered by mines that (a) exceed an effluent flow rate of 50 m3 per day, based on effluent deposited from all final discharge points of the mine; and (b) deposit a deleterious substance in any water or place referred to in the respective Act. At the present time due to the low level of production at the mill, Trio is well below 50 m3 per day and is therefore below the reporting threshold. As Trio increases its production capacity in the future, it will incur additional costs associated with ensuring compliance with these regulations. The management of Trio is currently researching and evaluating the cost of compliance associated with various regulations. It is expected that the cost of annual compliance, once required will be in excess of $100,000 per quarter.”

Risk Factors, page 10

19.         Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Response: We have outlined the technical certification of various employees including the CEO, who previously owned and operated the property for 10 years. We have also disclosed that we do not currently employ a certified geologist or mining engineer. Please refer to the “Employees” section on page 10:

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

The CEO Mr. Jeffrey Duncan Reid is certified as an above ground miner, is certified to operate various earth moving equipment used on the site, and has been managing an exploration company for over 10 years; our plant manager/foreman is a certified underground and above ground miner, and is certified on all of the equipment owned by Trio, and is a certified trainer on the equipment Trio uses; and we have one employee who is a qualified exploration driller, is certified for above ground mining, and is certified on the equipment we use. Both the CEO and the CFO have public company board experience. Notwithstanding the certification of certain employees, Trio does not currently employ a professional geologist or a mining engineer; rather, we engage qualified third parties to provide their services, when required.

20.         Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Response: Our property was examined by a professional geologist for the purposes of due diligence for a prospective investor group in 2012. We have included disclosure in the revised Form 8-K, as well as an explanation that his review was limited due to weather constraints of the time of year when the property was visited; but that he completed and obtained independent assays in order to verify assertions made by management. Please see the “Duncan Kerr Project” section on page 8 of the revised Form 8-K. Nevertheless, aside from this limited investigation, our property has not been physically examined in the field by a professional geologist or mining engineer. We have included appropriate risk factor disclosure in the “Risk Factors” section of the revised Form 8-K.

21.         Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Response: We have disclosed that the Company’s Chief Executive Officer regularly visits the property. Please see the “Employees” section on page 10 of the revised Form 8-K.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

Overview, page 18

22.         As your company does not have a reserve, it must be in the exploration stage, as defined by Industry Guide 7(а) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as operations.

Response: We have removed all reference to “mining” and “mining operations” from the filing, as well as any terminology which implies mining, as it pertains to the Company.

23.         In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

Response: We have provided the requested disclosure throughout the revised Form 8-K where applicable.

24.         We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater or surface waters due to historical mining activities. The full extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Response: We have provided disclosure that the property was previously mined by Agnico Eagle, Inc., a public company listed on the TSX. Agnico Eagle, Inc. owned several properties in our surrounding area, including those now owned by Trio, and ceased their mining operation of the property in the mid-1980’s, closing what they called the “Silver Camp”. We have amended our disclosure to include the known surface disturbances which resulted from the prior mining activity conducted on our property. Please see the “Properties” section on page 9 of the revised Form 8-K:

“The properties that we acquired have been previously mined intermittently from 1904 to the mid-1980’s. The last company to mine the property was Agnico Eagle Ltd. There remain open cuts on the property, which have been fenced, and there remain both the Muck Pile Tailings Pond which are also a result of the previous mining activity on the property. Agnico Eagle Ltd. has filed a Mine Closure Plan with the Province of Ontario. If Trio proceeds with mining activity it will be responsible for filing an updated Mine Closure Plan. Trio’s plans for remediation of the site will coincide with the expansion of our operations, and will include ensuring all access to open cuts is disabled through being fenced off; and rehabilitating the Tailings Pond, which will include lining the bed of the pond with permanent non-penetrable material, as well as replacing existing piping to allow excess water to safely move to the polishing ponds. Trio is committed to ensuring that it complies with all regulations, and will work with the Ministry of Northern Development and Mines to ensure compliance in all our remediation efforts.”

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

25.         We note you are subject to permitting requirements of the Federal and State environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining/processing activities on your properties. Please define your reclamation and closure obligations and requirements.

Response: We have revised the disclosure to provide short summaries of our permitting requirements and reclamation and closure obligations. Please see, for example, “Overview” section on page 18.

Plan of Operation, page 19

26.         On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•             Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•             Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•             If there is a phased program planned, briefly outline all phases.

•             If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•             Disclose how the exploration program will be funded.

•             Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response: We have provided disclosure on our exploration plans and the exploration that has been completed to date by Trio throughout the revised Form 8-K where appropriate. Further, we specifically disclose that at the present time we do not have the financial resources to begin an exploration program, and lay out the anticipated costs which would be associated with initiating a program. Moreover, we have outlined in the “Properties” section on page 9 our geological justifications for pursuing further exploration initiatives. Please refer to the “Plan of Operations” section on page 19 of the filing:

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

Trio’s objective is to conduct milling initiatives, with the intention of becoming cash-flow positive as soon as possible by processing and monetizing the mineralized material and other valuable minerals from existing above-ground mineral claims. Trio utilizes modern milling and exploration technology in conjunction with environmentally friendly processing, and focuses on combining external consultants with technological management.

In determining targets where Trio may explore we will use the historic geological and magnetic resonance data that we acquired from previous owners of the property. At the present time the Company does not have the financial resources to begin an exploration program. Currently, no exploration work is being completed on the property.  A work program is scheduled to commence in May, 2013. Trio intends to complete a digital GIS compilation of the Duncan Kerr Property.  This will help to identify targets that will be further evaluated by a work program consisting of a combination of geological mapping, prospecting, mechanized trenching, and diamond drilling.  The work program is scheduled to commence in May, 2013.  In addition, Trio is currently evaluating a number of additional mineral properties in the area that will compliment the Duncan Kerr Property.

We have worked with an independent geologist in order to ascertain a reasonable estimate of costs for our 2013 Exploration Program, based on completing 3,500m of diamond drilling, and some surface work. The breakdown of estimated costs is as follows:

- Surface Work (GIS Compilation, Geological Mapping and Prospecting, Geophysics): $126,350.00

- Diamond Drilling (Drilling and Associated Costs - Phase 1 & 2): $477,250.00

- Administrative costs (Report Writing for Surface, Drilling Reports, Filing, etc.): $22,750.00

Subtotal: $626,350.00

+ $62,635.00 (10% Contingency)

Total = $688,985.00

Initially, all requisite equipment needed to complete the work will be contracted. Based on early management forecasting, the Compilation work could take place in April; Surface work in May and June, and Phase 1 Drilling in July, with Phase 2 Drilling being dependant on the results of Phase 1.

Until such time as we have acquired additional land, and have verified positive drill results from our 2013 Drilling Program, we are not in a position to provide a comprehensive estimate of future exploration costs. As stated earlier, the exploration program will need to be financed and management is currently reviewing its options for this activity.

Results of Operations, page 19

27.         Please disclose the fixed assets and equipment you own.

Response: We have amended the filing to include the appropriate disclosure of our fixed assets and equipment. Please refer to the “Results of Operations” section on page 19 of the filing.

Security ownership of Certain Beneficial Owners and Management, page 23

28.         We note your disclosure on page 3 that the Trio Shareholders own an aggregate of 66.15% of your common stock. It appears that Seagel Investment Corp. owns 321,000 shares of common stock based on your disclosures on page 33 and on page 31 of the Exchange Agreement. Please disclose if Seagel Investment Corp. or any of the other shareholder beneficially own more than 5% of your common stock.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

Response: Seagel Investment Corp. and Seagel Investment Ltd. are separate and non-related companies. Neither one of these companies owns more than 5% of the common stock of the Company.

Item 4.01, page 33

29.         We note the second paragraph under section (b) on page 34. Please revise to disclose, if true, that during the fiscal years ended September 30, 2012 and 2011 and through the date of engagement of MNP LLP, you did not consult with MNP regarding the regarding the application of accounting principles to any specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements, and MNP did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was the subject of a "disagreement" or "reportable event," as such terms are defined in Item 304(a)(1) of Regulation S-K. Refer to Item 304(a)(2) of Regulation S-K.

Response: We have amended the wording in the applicable sections.

Item 9.01 Financial Statements and Exhibits, page 35

30.         We note that the Certificate of Amendment appears to be an unexecuted form. In your next amendment, please include a copy of the executed filed Certificate of Amendment.

Response: A copy of the executed Certificate of Amendment has been included as Exhibit 3.2 to the revised Form 8-K.

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9

If you have any questions or if you should require any additional information please contact Donald J. Page, Chief Financial Officer, at 416-500-4818 or by email at dpage@trioresources.com.

Sincerely,

Donald J. Page

Chief Financial Officer

c.c. J. Duncan Reid, CEO, Trio Resources, Inc.

Trio Resources, Inc. 100 King Street West, Suite 5600. Toronto, ON M5X 1C9